UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
July 27, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 27, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Fatality at Harmony’s Evander 2 shaft
Johannesburg. Monday, 27 July 2009. Harmony Gold Mining Company Limited (Harmony) regretfully announces that a mineworker died and another injured last Friday as a result of injuries sustained from a fall of ground accident at Harmony’s Evander 2 shaft in Mpumalanga.
Management together with the Department of Mineral Resources commenced investigations on Friday.
Harmony’s management team expresses its sincerest condolences to the family of the deceased and sympathises with those affected by the incident. Evander in particular has had an excellent safety record with Evander 8 shaft recently achieving 2 million fatality free shifts and Evander 2 and 5 shafts were awarded the Safety Achievement Flag in the category of deep level platinum and gold mining by the Mine Health and Safety Council in April 2009.
Harmony’s Chief Executive Officer, Graham Briggs says, “Management continues to look at all areas to ensure safety improvements are sustainable by improving the safety systems. Harmony management is committed to change the culture and behaviour of all our employees and to achieve the aspirations set by each of the operations. It remains tragic that this fatality occurred.”
ends.
Issued by Harmony Gold Mining Company Limited
27 July 2009
For more details contact:
Esha Brijmohan
Investor Relations Officer
on +27(0)82 759 1775
or
Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228